

February 7, 2011

Maria Shostak
Chief Executive Officer and Chief Financial Officer
Cyber Supply Inc.
151-1201 LaRose Ave.
Canada M9B 1B3

> **Re: Cyber Supply Inc.**
> **Form 10-K for Fiscal Year Ended February 28, 2010**
> **Filed June 15, 2010**
> **File No. 0-53677**

Dear Ms. Shostak:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended February 28, 2010

Report of Independent Registered Public Accounting Firm, page F-1

1. We note your auditor signed its report as Malone & Bailey, LLP; however, we note the name of the firm as registered with the PCAOB is MaloneBailey, LLP (formerly Malone & Bailey, PC). Please provide an audit report that is signed using the exact name of the firm as registered with the PCAOB.

2. Please have your audit firm revise the scope and opinion paragraphs to cover the two fiscal years ended as of the most recent balance sheet date and the inception to date period, as opposed to only covering the most recent fiscal year and inception to date period.

Item 9A. Controls and Procedures, page 23

Management's report on internal controls over financial reporting, page 23

3.   Please provide management's annual report on internal control over financial reporting in accordance with Item 308(T) of Regulation S-K. The transition period you refer to for newly public companies no longer applies since you previously filed an annual report for the prior fiscal year.

Changes in internal control over financial reporting, page 23

4.   Please revise your disclosure here and in your quarterly reports to disclose any change in internal control over financial reporting that occurred during your most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. In revising the disclosures in your quarterly reports, please be sure you identify any changes, not just significant changes that have materially affected, or are reasonably likely to materially affect your internal controls over financial reporting. Refer to Item 308T(b) of Regulation S-K.

Exhibit 31.1

5.   Please provide a certification that conforms to the exact wording prescribed in Item 601(b)(31) of Regulation S-K. In this regard, we note you have included an extraneous sixth paragraph at the end of the certification. Please also make conforming revisions to the certification filed as exhibits to Form 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel, Staff Accountant, at 202-551-3823 or me at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. You may contact me with any other questions.

Sincerely,

/s/ William H. Thompson

William Thompson
Accounting Branch Chief